# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sunation Energy Inc (US), CIK 0000022701
CUSIP: 552715104
Title of class of securities: Common Equity
Address of issuer's principal executive offices: 171 Remington Boulevard Ronkonkoma, NY, New York (NY), 11779
Date of event which requires filing of this statement: 04/09/2025
Filed by CIK 0000800177
Persons authorized to receive notices and communications: KOTRYNA CINCIUKE, Bernstorffsgade 40, -, Kobenhavn, Denmark (G7), 1577, 37060405825

## Reporting persons
- Danske Bank A/S (CIK 0000800177): type of reporting person: bank (BK); citizenship or place of organization: Denmark (G7); member of a group; source of funds: affiliate funds (AF); sole voting power 1,216,269; shared voting power 0; sole dispositive power 1,216,269; shared dispositive power 0; aggregate amount beneficially owned 1,216,269 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Equity
Name of issuer: Sunation Energy Inc (US)
Address of issuer's principal executive offices: 171 Remington Boulevard Ronkonkoma, NY, New York (NY), 11779

## Item 2. Identity and Background
Name of person filing: Danske Bank A/S
Residence or business address: Bernstorffsgade 40, 1577 Kobenhavn V
Present principal occupation or employment: This Schedule 13D is being filed on behalf of Danke Bank A/S ("Danke Bank" or the "Reporting Person") is incorporated and legally domiciled in the Kingdom of Denmark and principally engaged in retail banking and the provision of financial and related services. Danke Bank is the largest banking institution in the Kingdom of Denmark. Danske Bank also provides asset management, investment, pension, mortgage finance, insurance, real estate agency and leasing services. Danske Bank Group hereby discloses total aggregated holdings of a group.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Danke Bank A/S is incorporated and legally domiciled in the Kingdom of Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Danske Bank A/S discloses a holding of a total 1.216.269 shares in ISIN US72303P4046 Sunation Energy Inc (US). This equals 5,9% of total number of shares,

## Item 4. Purpose of Transaction
Purpose of transaction:
Danke Bank intends to review its investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

The Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Sunation Energy reported, that 20625893 shares were outstanding according to Bloomberg 10/04/2025. Danke Bank beneficially owns, and has the sole power to vote and dispose of, [1,216,269.00] Common Shares, representing [5.90]% of the issued and outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Danke Bank beneficially owns, and has the sole power to vote and dispose of, [1,216,269.00] Common Shares, representing [5.90]% of the issued and outstanding Common Shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, Danke Bank, and to the best of Danke Bank's knowledge, none of the other persons named in response to Item 2 have effected any transactions in Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 10-04-2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Danske Bank A/S: /s/ Kotryna Cinciuke, Senior Service Delivery Specialist (04/16/2025)